Contact

www.linkedin.com/in/
nikoloznakopia (LinkedIn)

Top Skills

Engineering
Strategic Planning
Contract Negotiation

Nikoloz Nakopia

Angel Investor, EV Enthusiast and Entrepreneur
Los Angeles, California, United States

Summary

EV enthusiast and an international entrepreneur with 15+ years in industrial companies and business law. Expertise in mining, jewelry, energy and corporate governance.

Experience

Owlet Bikes Inc.

Investor & Co-Founder
March 2023 - Present (1 year 8 months)
Los Angeles, California, United States

- Business Development and Strategy
- Investments
- Representation
- Legal/Finance

In Charge One, Inc.

Investor & Member of Board
March 2023 - Present (1 year 8 months)
Los Angeles, California, United States

- Business Development and Strategy
- Investments
- Supervision

Zarapxana

4 years 9 months

Chairman of The Supervisory Board
April 2022 - August 2022 (5 months)

Chief Executive Officer
March 2019 - April 2022 (3 years 2 months)
Tbilisi, K'alak'i T'bilisi, Georgia

Chairman of The Supervisory Board
December 2017 - March 2019 (1 year 4 months)
Tbilisi, K'alak'i T'bilisi, Georgia

Zarapxana Development

8 years 6 months

Chief Executive Officer
March 2020 - August 2022 (2 years 6 months)

Deputy Chairman of the Supervisory Board
March 2014 - March 2020 (6 years 1 month)
Tbilisi, Georgia

Georgian Industrial Group Holding

1 year 10 months

Executive Representative
October 2015 - December 2016 (1 year 3 months)
Kiev, Ukraine

Project Manager
March 2015 - October 2015 (8 months)
Tbilisi, Georgia

Ministry of Economic Development and Trade of Ukraine
Advisor to the Minister
October 2015 - May 2016 (8 months)
Kiev, Ukraine

RMG Gold LLC
Deputy Chief Executive Officer
January 2009 - December 2012 (4 years)
Tbilisi, Georgia

DLA Piper
Paralegal
November 2006 - December 2007 (1 year 2 months)

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Education

Maastricht University
Bachelor of Laws (LLB), Comparative Law and EU Law · (2010 - 2014)

Tbilisi State University
Law · (2008 - 2010)

Higher School of Economics
Law · (2006 - 2007)